Exhibit 99.1

RLX TECHNOLOGY INC. APPOINTS CHIEF FINANCIAL OFFICER

BEIJING, March 3, 2021 /PRNewswire/ — RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced the appointment of Mr. Chao Lu, as the Company’s chief financial officer. The Company expects Mr. Lu to commence his tenure in and around March 2021.

Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and Chief Executive Officer of RLX Technology, said, “Chao brings over a decade of investment banking experience and deep knowledge of China’s healthcare industry. We are pleased to welcome him to our management team and believe he will be an invaluable addition to RLX Technology. With his track record of success, we look forward to working with Chao to elevate the Company to the next level, introducing best-in-class vaping technology to the healthcare industry in China.”

“I feel extraordinarily lucky to be joining RLX Technology,” said Mr. Lu. “I have been at Citi for nearly 8 years. As a result of the support of my colleagues and the platform, I have had the opportunity to work with many of the most innovative companies in the healthcare, education, and consumer industries, bringing about positive changes to the world we live in. RLX Technology is amongst the most outstanding ones. I am excited to be joining an extraordinary management team with a proven track record of success and innovation. I look forward to applying RLX Technology’s strengths and technologies to the healthcare industry and well-being of the public,” Mr. Lu added.

Prior to joining the Company, Mr. Lu served as Managing Director and Head of Asia Healthcare Investment Banking at Citigroup. During his tenure at Citigroup, Mr. Lu was responsible for healthcare client coverage at Citigroup across the Asia Pacific region and led many landmark healthcare and biopharma transactions. In addition, he was also responsible for education and other selective consumer client coverage. Prior to Citigroup, Mr. Lu worked at Morgan Stanley Investment Banking Team, CICC Investment Banking Team and the private equity investment industry.

Mr. Lu earned a Bachelor’s degree in Operations Research and Financial Engineering from the Princeton University.

About RLX Technology

RLX Technology (NYSE: RLX) is a leading branded e-vapor company in China. RLX Technology leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. RLX Technology sells its products through an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue”  and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations
Sam Tsang
Email: ir@relxtech.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86-10-6508-0677
Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: RLX@tpg-ir.com